

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 19, 2015

David Kneusel
Chief Executive Officer
RalliBox, Inc.
547 22nd Street
Ogden, UT 84403

> **Re:** **RalliBox, Inc**
> **Offering Statement on Form 1-A**
> **Filed August 12, 2015**
> **File No. 024-10467**

Dear Mr. Kneusel:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. For instance, we note the following deficiencies:

<u>Financial Statements, page 8</u>

1. It appears that you are missing several basic financial statements. Specifically, for each period presented, your financial statements need to include Statements of Income, Statements of Cash Flows and Statements of Changes in Stockholders' Equity. Refer to paragraph (c)(1) of Part F/S of the General Instructions to Form 1-A.

We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

If you have any questions, please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or in his absence, me at (202) 551-3264.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Consumer Products